 Exhibit 99.1

SunStream USA Launches as a Result of Restructuring of Parallel

CALGARY, AB, Sept. 22, 2023 /CNW/ - SunStream USA was formed today in anticipation of SunStream Bancorp Inc.'s ("SunStream") signing of restructuring documentation with Surterra Holdings, Inc. d/b/a Parallel ("Parallel"). SunStream is a joint venture sponsored by SNDL Inc. (Nasdaq: SNDL) ("SNDL").

SunStream USA is anticipated to be a U.S. platform, with one or more independent third-party investors, which will be independently managed and governed. SunStream or its designee, subject to regulatory and listing exchange approval, is vetting an opportunity to own non-voting and non-participating exchangeable securities in SunStream USA, which would include the right to exchange such securities into common equity or equity-like securities in the future if certain conditions are met.  SNDL is anticipated to have board nomination rights in SunStream USA, which would potentially be served by SNDL's Chief Executive Officer, Zach George.

The SunStream USA structure, subject to regulatory approval, could allow SNDL to participate in the future in the equitization of certain senior credits made by affiliates of SunStream that are currently undergoing restructurings while complying with all U.S. federal and state laws. The SunStream USA structure will be reviewed by Nasdaq as the required listing authority for SNDL prior to its execution.

"The restructuring of non-performing credit investments in SunStream is a notable opportunity to rebalance the risk-reward of SNDL's existing investments," said Mr. George.

Parallel Restructuring

On September 21, 2023, Talladega LP, a partnership, wholly owned by affiliates of SunStream ("Talladega"), together with other secured creditors of Parallel, signed a strict foreclosure agreement (the "Foreclosure Agreement") with Parallel and certain of its subsidiaries. Pursuant to the Foreclosure Agreement, subject to the satisfaction of closing conditions, including regulatory approvals, CDXX TransCo, LLC ("TransactionCo") will foreclose upon certain of Parallel's cannabis operations in Florida, Massachusetts, Texas, and Nevada that were pledged as collateral under Parallel's existing debt instruments (the "Parallel Transaction").  In the second quarter of 2023, Parallel's net revenue was US$52 million or US$208 million annualized.

Following the closing of the Parallel Transaction, TransactionCo is anticipated to own assets essential for operations in Florida, Massachusetts, Texas, and Nevada. TransactionCo will have approximately US$100 million of debt outstanding, of which US$42 million will be held by Talladega (affiliate of SunStream), representing a reduction of more than 80% from Parallel's total outstanding debt.  TransactionCo's post-closing capital structure should be supportable with a path to profitability, allowing it to take advantage of the growing cannabis market in the U.S.

SunStream USA is expected to own two-thirds of the equity interests of TransactionCo, while the remaining one-third is expected to be owned by certain holders (the "Senior Noteholders") of Parallel's existing senior secured notes (the "Senior Notes").

Overview of the Foreclosure Assets

Florida: Operating under the brand Surterra Wellness, Parallel has 45 dispensaries in Florida along with two cultivation facilities in operation comprising more than 330,000 square feet.

Massachusetts: Operating under the brand New England Treatment Access ("NETA"), Parallel has three operating dispensaries and a 43,000-square-foot cultivation facility.

Texas: Operating under the brand Goodblend, Parallel has two retail pick-up locations and a small cultivation facility.

Nevada: Parallel has a joint venture with Cookies and minor real estate assets.

Background to the Parallel Transaction

The Foreclosure Agreement is the culmination of a lengthy restructuring process of Parallel primarily financed by affiliates of SunStream through Talladega. Talladega initially provided Parallel with a US$150 million loan on May 7, 2021 (the "Initial Loan"), which was secured by a junior security interest on substantially all of Parallel's assets, as well as a senior security interest on Parallel's Massachusetts-based business. Parallel defaulted on the Initial Loan and other indebtedness owed pursuant to the Senior Notes in September 2021.

Following Parallel's default, Talladega and certain of the Senior Noteholders engaged in negotiations to provide Parallel with sufficient financing for Parallel to market itself and its assets in pursuit of a value-maximizing sale transaction. As a result of those negotiations, on March 14, 2022, Talladega and the holder of the majority of the Senior Notes provided Parallel with a bridge loan in the aggregate principal amount of approximately US$78 million (the "Bridge Loan", and collectively with the Senior Notes and the Initial Loan, the "Parallel Debt"), secured by a first-priority lien on substantially all of Parallel's assets.

The marketing process did not result in a satisfactory outcome for Parallel's senior creditors.  As a result, Parallel, SunStream (through Talladega), and the Senior Noteholders began exploring other alternatives, including a strict foreclosure transaction. During this exploratory period, Talladega provided Parallel with an additional US$38 million in incremental super-senior bridge financing between December 7, 2022, and the signing of the Foreclosure Agreement on September 21, 2023, to fund various restructuring costs and allow Parallel to continue its operations.  The Parallel Transaction is expected to close in the fourth quarter of 2023, subject to regulatory approval and other closing conditions.

ADVISORS

Weil, Gotshal & Manges LLP is acting as transactional legal counsel for Talladega, and Vicente LLP is advising Talladega with respect to U.S. state regulatory matters. Moelis & Company is acting as the exclusive financial advisor and investment banker to Talladega. Akin Gump Strauss Hauer & Feld LLP is acting as legal counsel to Parallel, and Perella Weinberg Partners LP is acting as financial advisor and investment banker to Parallel. For SunStream USA, DLA Piper is acting as transactional legal counsel, and Dentons US LLP is advising with respect to U.S. state regulatory and listing matters.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

ABOUT SUNSTREAM

SunStream is a joint venture sponsored by SNDL Inc. that leverages a strategic financial and operational partnership to target attractive risk-return opportunities in the cannabis industry in order to provide exposure to a broad portfolio of investments. As of June 30, 2023, investments made by SunStream had a carrying value of US$391 million. In the period from inception until June 30, 2023, SunStream has deployed approximately US$450 million to seven companies, of which two investments have been monetized, returning approximately US$42 million of capital. This figure includes the AFC Gamma, Inc. investment, which was monetized subsequent to the end of the second quarter of 2023.

ABOUT PARALLEL

Parallel is a privately held, vertically integrated, multi-state cannabis company. Parallel has operations in five medical and adult-use markets under the retail brands of Surterra Wellness in Florida; goodblend in Texas and in Pennsylvania; NETA in Massachusetts, and a joint venture with the Cookies retail brand in Nevada. Parallel operates 50 store locations and cultivation and manufacturing sites across the United States.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release include, but are not limited to, the expected closing of the Parallel Transaction, TransactionCo's expected leverage, and statements regarding the future performance of TransactionCo. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Neither Parallel nor TransactionCo is under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

 For more information on SNDL, please go to www.sndl.com.

Sunstream logo (CNW Group/SNDL Inc.)

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 17:58e 22-SEP-23